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香港中環康樂廣場八號交易廣場第一座十八樓

瑞生國際律師事務所	FIRM / AFFILIATE OFFICES

	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
March 21, 2014	Düsseldorf	Rome
	Frankfurt	San Diego
VIA EDGAR CORRESPONDENCE	Hamburg	San Francisco
	Hong Kong	Shanghai
Larry Spirgel, Assistant Director	Houston	Silicon Valley
Terry French, Accounting Branch Chief	London	Singapore
Christine Adams, Senior Staff Accountant	Los Angeles	Tokyo
Brandon Hill, Attorney-Adviser	Madrid	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Nord Anglia Education, Inc.
Amendment No. 1 to Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

On behalf of our client, Nord Anglia Education, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter of March 20, 2014.  For the Staff’s convenience, we have reproduced the Staff’s comments above the Company’s responses.

Joseph A. Bevash Kenneth D. C. Chan Howard K. H. Lam	Eugene Y. Lee Michael S. L. Liu Jane M. S. Ng	Simon D. Powell Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Ji Liu (California) David J. Miles (England and Wales)

Critical Accounting Policies

Share-Based Compensation, page 70

1.                                      We note that you have estimated the offering price to be between $15.00 and $17.00 per share.  Please tell us about each significant factor contributing to the difference between the estimated IPO Price and the fair value of your shares for each grant in fiscal 2013, the first quarter of fiscal 2014 and any subsequent grants through the date of your response.  In your response, please tell us about significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed.

In response to the Staff’s comment, to clarify the movements between the fair value of the Company’s equity awards in fiscal 2013 and fiscal 2014 and the offering price of between $15.00 and $17.00 per share, it is appropriate to compare the equity price used in establishing the fair value of these awards.

The equity values used in estimating the fair value of the share awards were based on the equity value of the business divided by the number of shares in issue. The equity value of the business is calculated as enterprise value less net debt. The enterprise value is determined based on a multiple of expected earnings for the subsequent period.

As discussed in greater detail below, the significant factors leading to differences between the estimated equity values used to calculate the fair value of awards granted in fiscal 2013 and the first quarter of fiscal 2014 and the offering price range of $15.00 to $17.00 are (i) a change in the Company’s share structure upon completion of the IPO, (ii) a reduction in post-offering net debt and (iii) an increase in enterprise value.

i)              A change in the share structure upon the IPO:

At the time of granting the awards the number of ordinary shares in issue was approximately 141 million. Following the application of the ratchet arrangement and the conversion of all remaining preference shares into ordinary shares, the number of ordinary shares in issue immediately prior to the completion of the offering will be approximately 76 million.

ii)             A reduction in net debt:

At the time of granting the awards the Company had net debt (comprising net external debt and also obligations to preference shareholders) of approximately $1.1 billion. The preference shares contain redemption clauses and therefore the redemption value of the preference shares was included in net debt. As part of the offering the preference shares will be converted into ordinary shares and the Company’s existing debt will be repaid using new debt and the proceeds of the offering, reducing net debt to approximately $0.4 billion.

iii)            An increase in enterprise value:

At the time of granting the awards the Company estimated enterprise value based on forward-looking projections of earnings and equivalent multiples of comparable businesses. For the awards granted in September 2013, the Company estimated an enterprise value of $1.5 billion. The mid-point of the price range for the IPO represents an enterprise value of $1.9 billion, reflecting a minor increase in the earnings multiple and a more significant increase in projected earnings; the offering enterprise value was estimated based upon fiscal 2015 projected earnings which include an assumed growth over the fiscal 2014 projected earnings used to value the awards granted in September 2013.

The key components used in computing the equity values are shown in the table below:

	Fiscal 13 (issued January 2013) $ million	Fiscal 14 (issued September 2013) $ million	On IPO $ million
Enterprise value	955	1,500	1,917
Net Debt	(762)	(1,126)	(399)
IPO proceeds	—	—	(304)
Equity Value	193	374	1,214
Number of shares (in millions)	141	141	76
Equity price ($ per share)	1.4	2.7	16.0

Please note that the significant movement in earnings and debt figures between the fiscal 2013 and fiscal 2014 calculations relate largely to the purchase of WCL group in May 2013.

The Company advises the Staff that as per its response letter dated January 24, 2014, the Company considered that an assessment of the fair value of awards granted on an alternative valuation technique which takes into account weighting of expected outcomes would not lead to a materially inconsistent fair value than that derived from the approach adopted. The Company will assess the use of alternative pricing models if these are required for future management equity awards.

Notes to the Financial Statements for the Three Years Ended 31 August 2013

Note 18. Employee Benefits

Share-Based Payments, page F-77

2.                                      We note that in applying the Black-Scholes option pricing model, you have attributed to the ordinary shares awarded in fiscal 2011, fiscal 2012, fiscal 2013 and the first quarter of fiscal 2014 a fair value of $0.5373 per share in fiscal 2011, $5.11 per share in fiscal 2012 and 2013 and $7.59 per share in the first quarter of fiscal 2014.  Please clarify for us how you determined the equity prices as disclosed on page F-77, which are included in the Black-Scholes assumptions, of $0.179, $1.37 and $1.37 in fiscal 2011, fiscal 2012 and fiscal 2013.

The Company advises the Staff that equity prices were determined as discussed in its response to question 1 above.

Further to the Company’s response letter of January 24, 2014, where it described the approach to determining the fair value of equity awards granted, the Company further clarifies that the equity prices disclosed on page F-78 are prior to the application of both the Black-Scholes option pricing model and the ratchet arrangements.

The ratchet arrangement multiplies management’s ultimate percentage of equity held by a factor to be determined by measures linked to an internal rate of return. Note that the fair value of awards of $5.11 per share in fiscal 2012 and 2013 and $7.59 per share in the first quarter of fiscal 2014 are determined based on the equity values calculated at those times, after applying the Black-Scholes model and a ratchet multiplier of between 3 and 4 based on an internal rate of return consistent with the enterprise value multiple applied.

* * *

If you have any further questions, please contact me at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com or Dominik Sklenar at +852-2912-2562 (work) or + 852-9098-3975 (cell) or dominik.sklenar@lw.com.

Respectfully submitted,

/s/ Eugene Y. Lee
Eugene Y. Lee
of LATHAM & WATKINS

cc:	Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.
Graeme Halder, Chief Financial Officer, Nord Anglia Education, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP, New York
Ian D. Schuman, Esq., Latham & Watkins LLP, New York
Rod Miller, Esq., Milbank, Tweed, Hadley & McCloy LLP, New York
Joshua M. Zimmerman, Esq., Milbank, Tweed, Hadley & McCloy, Hong Kong
David Teager, PricewaterhouseCoopers LLP, United Kingdom